Exhibit 6

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the Schedule 13D filed herewith (and any amendments thereto) in respect of the shares of common stock (the “Common Stock”) of Neuberger Berman Inc., a Delaware corporation, is filed jointly on behalf of each such person, and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings. This Joint Filing Agreement constitutes the entire agreement of the undersigned with respect to the subject matter hereof and supersedes and replaces any prior joint filing agreement entered into by any of the undersigned in respect of the Common Stock.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 30th day of December, 2002.

KENT SIMONS GRAT #2

/s/ Kent Simons
Kent Simons, Trustee
Neuberger Berman Trust Company of Delaware, Trustee
By:	/s/ John W. Mack